frontierbio.com Mail
mail.google.com

Bridging the gap in biotech

Recipients

Bridging the gap in biotech

Hi {{First Name}},

One of the biggest risks in biotech investing is the "Valley of Death." This is the long, expensive gap between a discovery in the lab and a product that actually generates revenue.

At Frontier Bio, we are building a bridge over that valley.

Instead of operating for years without commercial activity, we commercialized early. We use our capabilities in 3D biofabrication to build human tissue models and provide services related to those tissues.

Why this matters for investors:

1. **Immediate Revenue:** We sell these tissues and services to researchers now. This offsets our burn rate.
2. **Real-World Validation:** We validate internally and continuously refine based on customer data and feedback.
3. **Funding the Future:** Our sales help fund our implantable tissue-engineered blood vessel program, with longer-term organ-scale ambitions.

We help researchers reduce reliance on animal studies with human tissue models today while working toward solving the organ shortage tomorrow.

As we assess interest in a potential community round, you can review the preliminary campaign page here:

https://wefunder.com/frontier.bio

Thanks,

Eric Bennett
CEO | Frontier Bio
frontierbio.com

--

Sans Serif

Send